"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68746

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **APTO PARTNERS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Cold Hill Road South, Suite 11

(No. and Street)

Mendham	**NJ**	**07945**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUAN D. ESPINOSA   973-543-6600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. Velocci & Associates

(Name – *if individual, state last, first, middle name*)

15 Broadway	Denville	NJ	07834
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**







OATH OR AFFIRMATION

I, JUAN D. ESPINOSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APTO PARTNERS, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT & CEO

Title

Notary Public

THOMAS M ERCOLANO
My Commission Expires
NOTARY PUBLIC
06-28-2020
STATE OF NEW JERSEY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APTO PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES AND
EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

APTO PARTNERS, LLC

December 31, 2018

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement:

Statement of Financial Condition 2

Notes to Financial Statements 3-5

J VELOCCI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

15 BROADWAY
DENVILLE, NJ 07834

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Apto Partners, LLC
Mendham, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Apto Partners, LLC (a New Jersey Limited Liability Company) as of December 31, 2018 and the related notes. In our opinion, the statement of financial condition and related notes referred to above present fairly, in all material respects, the financial position of Apto Partners, LLC as of December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes are the responsibility of Apto Partners, LLC's management. Our responsibility is to express an opinion on Apto Partners, LLC's statement of financial condition and related notes based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Apto Partners, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition and related notes are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition and related notes, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition and related notes. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition and related notes. We believe that our audit provides a reasonable basis for our opinion.

We have served as Apto Partners, LLC's auditor since 2018.

J. Velocci & Associates

J. Velocci & Associates

Denville, New Jersey
February 20, 2019

PHONE: (973) 620-9607 FAX: (973) 620-9604 WWW.JVAFIRM.COM

APTO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	59,760
Receivables from broker-dealers		225,008
Securities owned, at fair value		4,694,309
Fixed assets, net		268,723
TOTAL ASSETS	$	5,247,800

LIABILITIES

Accounts payable and accrued expenses	$	10,227
Notes payable		185,113
TOTAL LIABILITIES		195,340

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY		5,052,460
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,247,800

See notes to financial statements

APTO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Apto Partners, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company conducts business as an introducing broker-dealer and clears all transactions through a clearing organization on a fully disclosed basis. The Company is a State of New Jersey Limited Liability Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Adoption of New Accounting Standards
On January 1, 2018, the Company adopted ASU 2014-19 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company's services that fall within the scope of ASC 606 include investment banking income which includes securities transactions and underwriting fees. The implementation of this new accounting standard did not change the revenue recognition policy of the Company. See Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers
Securities transactions and related revenues and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Fixed Assets, Net
Fixed assets are recorded at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over their economic useful lives, generally from three to thirty-nine years.

Income Taxes
The Company is treated as a sole proprietorship for federal income tax purposes and does not incur income taxes. Instead its earnings and losses are passed through to its member and taxed depending on the personal tax situation. Accordingly, the financial statements do not reflect a provision from income taxes. Distributions were primarily used to meet member's income tax obligations.

At December 31, 2018, there were no significant income tax uncertainties that would require financial statement recognition. In addition, no interest or penalties were recorded.

Fair Value Measurements
The Company records the fair value of certain financial assets and liabilities on a recurring basis. The accounting standard for fair value provides a hierarchy to measure the quality and reliability of the information used to determine fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2018, all securities owned, which consists of corporate obligations and mutual funds, were valued using Level 1 inputs.

Receivables/Payables to Broker-Dealers

Payables to broker-dealers represents netted trading profit/loss, interest income/expense, clearing charges, margin securities, and deposits with the clearing organization. The Company is required to maintain certain deposit amounts with the clearing organization depending on its clearing activities and as pursuant to the clearing agreement. At December 31, 2018, the Company's required deposit was $100,000.

Cash and Cash Equivalents

The Company considers cash and cash equivalents amounts in demand deposit accounts at various financial institutions, investments in money market funds, and highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2019 and February 20, 2019, which is the date the financial statements were to be issued, for possible disclosure and recognition in the financial statements.

3. CONCENTRATIONS OF CREDIT RISK

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 in member banks. At December 31, 2018, the Company had no uninsured cash balance.

4. FIXED ASSETS, NET

Fixed assets, net consisted of the following:

	Year Ending December 31, 2018
Land	$ 91,916
Buildings	116,984
Equipment	106,650
	315,550
Less accumulated depreciation	(46,827)
Fixed assets, net	$ 268,723

5. NOTES PAYABLE

The Company has a commercial mortgage agreement with a lender of $167,120 collateralized by a lien on the property owned by the Company. The scheduled maturity date on the borrowing is November 1, 2030 and bears interest at 4% per annum, adjusted every five years at an adjustable rate of 1.875% above the Federal Home Loan Bank of New York Fixed-Advance Rate for Five (5) Years. At December 31, 2018, the principal balance on the loan was $110,753.

The Company has a bank loan agreement with a lender of $101,650 collateralized by a lien on the equipment owned by the Company. The scheduled maturity date on the borrowing is April 23, 2023 and bears interest at 1.49% per annum. At December 31, 2018, the principal balance on the loan was $74,360.

The Company may, at any time and without obligation, make additional principal payments on the Notes.

	Year Ending December 31, 2018
Notes payable	$ 185,113

Principal payments on notes payable year ending December 31,

2019	$	21,193
2020	$	21,613
2021	$	22,082
2022	$	22,544
2023	$	11,223
Thereafter	$	86,458

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $4,280,203 which was $4,180,203 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

7. RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) in that the Company as an introducing broker or dealer clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements as are customarily made and kept by clearing agent.

8. COMMITMENTS AND CONTINGENCIES

Litigation

The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

Investment Banking

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2018, and were subsequently settled had no material effect on the financial statements as of that date.

9. OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis, in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.